[redacted]

14041595

Tz 9/30/14

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mediobanca Securities USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 5th Ave 21st Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Horin 212-222-3380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohn Reznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Ave of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID HORIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mediobanca Securities USA, LLC, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York, County of NASSAU
Signed before me on this 9th day of September
20 14 by David J Horin
Notary Public [signature]
My commission expires June 17, 2017

[signature]
Signature

FINOP
Title

[signature]
Notary Public

EVERON E BROWN
Notary Public - State of New York
No. 01BR6284302
Qualified in Nassau County
My Commission Expires June 17, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Mediobanca Securities USA, LLC

A Wholly-Owned Subsidiary of Mediobanca – Banca di Credito Finanziario S.p.A.

(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information and Independent Auditor's Report)

Year Ended June 30, 2014

Mediobanca Securities USA, LLC

Facing Page

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Mediobanca Securities USA, LLC

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca – Banca di Credito Finanzario S.P.A) (the "Company") as of June 30, 2014, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mediobanca Securities USA, LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the Company is economically dependent on its Parent. Our opinion is not modified with respect to that matter.

Our audit was conducted for the purpose of forming an opinion on the Mediobanca Securities USA, LLC financial statements as a whole. The supplemental information contained in Schedules I, II, and III, has been subjected to audit procedures performed in conjunction with the audit of Mediobanca Securities USA, LLC's financial statements. The supplemental information is the responsibility of Mediobanca Securities USA, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
September 15, 2014

Mediobanca Securities USA, LLC
Statement of Financial Condition
June 30, 2014

ASSETS		
Cash	$	4,226,101
Due from Parent		1,430,029
Furniture, equipment and leasehold improvements, net of depreciation and amortization		4,407
Deferred tax asset		731,118
Other assets		44,468
Total assets	**$**	**6,436,123**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	107,038
Accrued payroll and related benefits		770,837
Income tax payable		682,109
Interest payable to Parent		15,910
Total liabilities		1,575,894
Commitments and contingencies		
Subordinated loan payable to Parent	$	2,000,000
Member's equity		2,860,229
Total liabilities and member's equity	**$**	**6,436,123**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Operations
Year Ended June 30, 2014

Revenue:		
Commission income - related party	$	1,674,446
Research fee income		1,107,783
Placement fee income - related party		1,270,194
Total revenue		4,052,423
Expenses:		
Compensation and benefits		1,286,564
Stock-based compensation		2,050
Profit sharing		99,181
Rent		169,815
Professional fees		350,629
Travel and entertainment		226,395
Market data research		92,277
Depreciation and amortization		6,503
Regulatory fees		16,431
Communications		86,745
Insurance		10,858
Office		28,845
Interest		28,298
Bad debt expenses		35,918
Other		53,327
Total expense		2,493,836
Income before provision for income taxes		1,558,587
Income tax expense		11,797
Net increase in member's equity from operations	**$**	**1,546,790**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Stateament of Changes In Member's Equity
Year Ended June 30, 2014

Balance as of July 1, 2013	**$**	**1,311,389**
Stock-based compensation		2,050
Net increase in member's equity from operations		1,546,790
Balance as of June 30, 2014	**$**	**2,860,229**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Changes In Subordinated Borrowings
Year Ended June 30, 2014

Subordinated borrowings at July 1, 2013	$	2,000,000
Increase		-
Decrease		-
Subordinated borrowings at June 30, 2014	$	2,000,000

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Cash Flows
Year Ended June 30, 2014

Cash flows from operating activities:		
Net increase in member's equity from operations	$	1,546,790
Adjustments to reconcile net increase in member's equity from operations to net cash provided by operating activities:		
Depreciation and amortization		6,503
Deferred tax asset		(731,118)
Stock-based compensation		2,050
Changes in assets and liabilities		
Due from Parent		(985,704)
Accounts receivable		28,600
Other assets		(6,694)
Accounts payable and accrued expenses		881
Accrued payroll and related benefits		83,029
Income tax payable		682,109
Interest payable to Parent		8,636
Net cash provided by operating activities		635,082
Net increase in cash and cash equivalents		635,082
Cash and cash equivalent at beginning of the period		3,591,019
Cash and cash equivalent at end of the period	**$**	**4,226,101**
Supplemental disclosure of cash flow data		
Taxes paid	$	60,807
Interest paid	$	19,662

See accompanying notes to financial statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanzario S.P.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company is registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Italian securities, with such transactions being executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the Parent's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenue, which are substantially all earned from the Parent, and expenses associated with customer transactions are recorded on a trade-date basis.

Research fee income:

Revenue from research fees is recognized as the services are performed or delivered. The Company regularly assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. At June 30, 2014, no allowance for doubtful accounts was deemed necessary.

Placement fee income:

Placement fees, which are substantially all earned from the Parent, are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured.

Cash equivalents:

Cash equivalents, if any, are investments in money market funds and investments with maturities of 90 days or less when purchased. There are no cash equivalents at June 30, 2014.

Furniture, equipment and leasehold improvements:

Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years. Leasehold improvements are carried at cost. Amortization is provided using the straight-line method over the lesser of the estimated useful life or lease term.

Income taxes:

The Company has elected to be taxed as a corporation and files separate income tax returns. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with accounting rules for uncertainty in income taxes. The Company has no unrecognized tax benefits at June 30, 2014. The Company's U.S. Federal and state income tax returns prior to fiscal year 2011 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended June 30, 2014.

Stock-based compensation:

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by stock compensation accounting standards is used for the employee stock option program. Under stock compensation accounting standards, compensation expense related to the stock option program is determined based on the estimated fair value of options granted.

Credit risk:

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits.

Substantially all of the commissions and placement fees are earned from the Parent. A majority of the commissions and placement fees earned relate to the European market.

Bad debt:

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers. Accounts receivable, if any, are stated at amounts due from customers net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable through bad debt expense when they become uncollectible. Accounts receivable and allowance for doubtful accounts were $0 at June 30, 2014.

Foreign currency:

All transactions with the Parent are denominated in Euros and are converted into US dollars at the date of the transaction. Therefore, there is no exposure to foreign currencies as the transaction date and the amounts ultimately received or paid are measured at the transaction date.

Note 2 - Related party transactions:

The Company has commission and expense-sharing agreements with the Parent. These agreements provide for 10% of the commission generated by the Company to be allocated to the Parent, with the residual 90% allocated to the Company. The allocation of commissions to the Parent serves as reimbursement for certain operating expenses relating to the Company's

broker-dealer activities including transaction clearance and settlement, research, administration services and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from the Parent relating to these commissions have no specified due date.

The Company also has expense sharing agreements with the Parent regarding certain administrative expenses. For the year ended June 30, 2014, administrative expenses charged by the Parent, which are included in professional fees on the accompanying statement of operations, totaled $208,914.

Note 3 - Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements consist of the following:

	Estimated Useful Lives		As of June 30, 2014
Office equipment	5	$	128,782
Office furniture	7		44,697
Leasehold improvements	4		123,820
			297,299
Less accumulated depreciation and amortization			(292,892)
Total		$	4,407

Note 4 - Subordinated loan payable to Parent:

In March 2007, the Parent loaned the Company $2,000,000, and on August 18, 2012, the Parent extended the subordinated loan from the original maturity date of March 12, 2013 to the new maturity date of July 18, 2016, which currently bears interest at 2.58% per annum. The loan was approved by FINRA as a subordinated loan pursuant to the provisions of 17 CFR 240.15C 3-1d for the computation of the Company's net capital requirements. Interest expense on the loan for the year ended June 30, 2014 was $28,298. As of June 30, 2014, $15,910 of interest was accrued for.

Note 5 - Income taxes:

The current income tax payable for the year ended June 30, 2014 was $682,109. Current federal taxes payable amounted to $428,908 and New York State and local taxes amounted to $253,201 as of June 30, 2014. At June 30, 2014, deferred tax assets was $731,118.

The Company evaluated its valuation allowance at year end and determined, based on the positive and negative evidence relating to the future utilization of these temporary differences, that deferred income tax asset will likely be realized in the future. Therefore no valuation allowance was determined to be required at year end. The change in valuation allowance for the year ended June 30, 2014 was $731,118.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at June 30, 2014 are comprised of the following:

		As of June 30, 2014
Deferred tax asset		
Organizational costs	$	262,376
Accrued bonuses		92,906
Other		56,881
Stock based compensation		318,955
Total deferred tax assets	$	731,118

The expected tax benefit based on the U.S. federal statutory rate is reconciled with actual tax expense as follows:

	As of June 30, 2014
Statutory federal income tax rate	34.0%
State taxes, net of federal tax benefit	11.3%
Income tax expense	45.3%

		As of June 30, 2014
Federal		
Current	$	464,644
Deferred		(548,500)
State		
Current		278,271
Deferred		(182,618)
Income tax expense	$	11,797

Note 6 - Commitments:

Leases:

The Company occupies office space under a four-year lease agreement, which expired on June 1, 2011 and was extended to June 1, 2012. On November 4, 2011, the Company extended its lease a second time to May 31, 2013. On November 30, 2012, the Company extended its lease a third time to May 31, 2014. On June 1, 2014, the Company extended its lease a fourth time to May 31, 2015. The lease payments for the year ended June 30, 2014 were $150,416. Future minimum lease payments through May 31, 2015 amounted to $137,885.

On July 31, 2013, the Company also entered into a telecom service agreement with a third party vender. The service period is for three years (through July 31, 2016) and the monthly expense amounted to $2,471.

Employment agreement:

The Company has an employment agreement with an executive that provides for a base salary of $250,000 a minimum guaranteed bonus of $35,000 and a severance package of $630,000.

Note 7 – Stock based compensation:

On May 18, 2007, certain employees of the Company received options to purchase 115,000 shares of common stock of the Parent, in accordance with its stock option plan. The exercise price of the options, became fully vested after a 36-month period ("cliff vest"), was equal to the market value of the Parent's common stock on the date of grant in the amount of $23.43 per share. The options granted expire on May 17, 2015. The Parent has valued the options using the Black-Scholes option pricing model (the "Black-Scholes Model"). The aggregate value of $344,500 was charged to operations by the Company over the vesting period with the credit to member's equity.

The Parent granted additional options to purchase 100,000 shares of common stock of the Parent to certain employees of the Company on July 1, 2008. These options will expire on June 16, 2016. The exercise price of the options became fully vested after 36 months ("cliff vest"), was $17.42. The aggregate value of these options which was calculated by the Company using

the Black-Scholes Model, was determined to be $207,323 and was charged to the Company's operations over the vesting period with the credit to member's equity.

The Parent granted additional options to purchase 70,000 shares of common stock of the Parent to certain employees of the Company on August 2, 2010. These options will expire on August 1, 2018. The exercise price of the options became fully vested after 36 months ("cliff vest"), was $8.53. The aggregate value of these options which was calculated by the Company using the Black-Scholes Model, was determined to be $154,196 and was charged to the Company's operations over the vesting period with the credit to member's equity.

For the year ended June 30, 2014, $2,050 was charged to operations. At June 30, 2014, accumulated stock option compensation cost charged to expense was $706,019.

As of June 30, 2014, all options are fully vested and all options remain outstanding and exercisable.

The following table illustrates the assumptions utilized in valuing the option grants at their respective grant dates using the Black-Scholes Model:

	August 2, 2010	July 1, 2008	May 18, 2007
Expected volatility	26.31%	25.30%	17.50%
Expected dividends	2.47%	6.19%	4.57%
Expected term (in years)	5.5	5.5	5
Risk-free rate	3.36%	4.41%	4.50%

Note 8 - Employee benefit plan:

Effective August 23, 2006, the Company established a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the year ended June 30, 2014 were $24,160.

Note 9- Economic dependency:

The Parent is committed to support the Company in obtaining additional financing as may be necessary to meet its obligations at least through July 1, 2015. Accordingly, the Company is economically dependent on its Parent in order to continue its operations.

Note 10- Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company has net capital of $2,650,208 which is $2,545,148 in excess of 6-2/3% of aggregate indebtedness. The Company's net capital ratio is 0.59 to 1.

Note 11- Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments

under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Mediobanca Securities USA, LLC

SCHEDULE I – Computation of Net Capital
Under Rule 15c3-1 Of The Securities And Exhange Commission
June 30, 2014

Net capital:	
Total member's equity	$ 2,860,229
Liabilities subordinated to claims of general creditors allowable in computation of net capital	2,000,000
Deduct non-allowable assets:	
Due from Parent	1,430,029
Furniture, equipment and leasehold improvements, net	4,407
Deferred tax asset	731,118
Other assets	44,468
Total non-allowable assets	2,210,021
Net capital	$ 2,650,208
Aggregate indebtedness:	
Total liabilities	1,575,894
Aggregate indebtedness	$ 1,575,894
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)	105,060
Excess of net capital	2,545,148
Excess net capital at 1,000%	2,492,619
Ratio of aggregate indebtedness to net capital	0.59 to 1

There is no material difference between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Report as of June 30, 2014.

See Independent Registered Public Accounting Firm Report.

Mediobanca Securities USA, LLC

SCHEDULE II – Computation For Determination Of Reserve Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission June 30, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

See Independent Registered Public Accounting Firm Report.

Mediobanca Securities USA, LLC

SCHEDULE III – Information Relating To Possession Or Control Requirements Under Rule 15c3-3 Of the Securities And Exchange Commission
June 30, 2014

The Company does not carry securities account for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

See Independent Registered Public Accounting Firm Report.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
Mediobanca Securities USA, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Mediobanca Securities USA, LLC (the "Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provisions") and (2) Mediobanca Securities USA, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
September 15, 2014

MEDIOBANCA
SECURITIES USA LLC
a company of Mediobanca Banking Group

September 15, 2014

Mediobanca Securities USA LLC

Management's Assertion

Mediobanca Securities USA LLC (the "Company") is exempt from 17 CFR 240.15c3-3 under section (k)(2)(i) of the rule. The Company has met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2014, without exception. Mediobanca Securities USA LLC does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. Furthermore, the Company settles all brokerage transactions on a receive versus payment/delivery versus payment basis. Due to this method of settlement, Mediobanca Securities USA LLC does not hold fund or securities.

Pierluigi Gastone

CEO/Principal

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

Related to an Entity's SIPC Assessment Reconciliation

To the Member
Mediobanca Securities USA, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Mediobanca Securities USA, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mediobanca Securities USA, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
September 15, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67538 FINRA June M
MEDIOBANCA SECURITIES USA, LLC
565 5TH AVENUE 21ST FLOOR
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DAVID HORIN 212 222 3380

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 10,131
   B. Less payment made with SIPC-6 filed (**exclude interest**) (2858)
   01/24/2014
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 0
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,273
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 7,273
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MEDIOBANCA SECURITIES USA, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of June, 20 14.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2013
and ending June 30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,608,945
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,608,945
2e. General Assessment @ .0025	$ 4022 (to page 1, line 2.A.)